Exhibit 99.1

Santech Holdings Limited Announces 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Requirement

HONG KONG, December 5, 2024 /GLOBE NEWSWIRE/ -- Santech Holdings Limited (NASDAQ: STEC) (“Santech” or the “Company”) announced today that it has received an extension of the period to regain compliance with The Nasdaq Stock Market Inc.’s (the "Nasdaq") the minimum bid price requirement (the “Minimum Bid Price Requirement”).

On December 4, 2024, the Company received a letter from the staff of the Listing Qualifications Department of Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until May 26, 2025, (the "Second Compliance Period") to regain compliance. Nasdaq's determination was in part based on (i) the Company meeting the applicable market value of publicly held shares requirement for continued listing and all other applicable requirements for initial listing on the Capital Market (except for the Minimum Bid Price Requirement), (ii) the Company’s written notice of its intention to cure the Minimum Bid Price Requirement by effecting a reverse stock split, if necessary, (iii) the Company’s agreement to the conditions outlined in the Nasdaq Listing Agreement, and (iv) additional supporting information provided in the Company’s application to transfer the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market (the “Application”). The Company submitted the Application in order to be provided with a Second Compliance Period. This transfer to the Nasdaq Capital Market was approved and became effective as of December 5, 2024.

If at any time during the Second Compliance Period, the closing bid price of the Company’s ordinary shares meet or exceed US$1.00 per American Depositary Share (“ADS”) for a minimum of ten consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

The Company intends to continue to actively monitor its compliance with the Minimum Bid Price Requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split and ADS ratio change, if necessary.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: SantechPR@icrinc.com